Exhibit 99.2

Annual Meeting of Shareholders

of

GFL ENVIRONMENTAL INC.

(the “Company”)

May 18, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.	The election of the following directors:

	(a) Patrick Dovigi	Carried	446,989,759 (99.25%)	3,358,659 (0.75%)
	(b) Dino Chiesa	Carried	432,982,498 (96.14%)	17,365,920 (3.86%)
	(c) Violet Konkle	Carried	449,477,893 (99.81%)	870,525 (0.19%)
	(d) Jessica McDonald	Carried	449,936,279 (99.91%)	412,139 (0.09%)
	(e) Arun Nayar	Carried	430,105,984 (95.51%)	20,242,434 (4.49%)
	(f) Paolo Notarnicola	Carried	410,111,244 (91.07%)	40,237,174 (8.93%)
	(g) Ven Poole	Carried	448,777,242 (99.65%)	1,571,176 (0.35%)
	(h) Blake Sumler	Carried	449,705,778 (99.86%)	642,641 (0.14%)
	(i) Raymond Svider	Carried	445,396,084 (98.90%)	4,952,334 (1.10%)

2.	Appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the directors of the Company to fix their remuneration	Carried	454,842,625 (99.51%)	2,259,533 (0.49%)

3.	Approval of the Company’s approach to executive compensation	Carried	369,475,120 (82.04%)	80,873,296 (17.96%)